# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cyclacel Pharmaceuticals, Inc., CIK 0001130166
CUSIP: 23254L801
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 129,629; shared voting power 0; sole dispositive power 129,629; shared dispositive power 0; aggregate amount beneficially owned 129,629 (8.18% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cyclacel Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 200 CONNELL DRIVE, SUITE 1500, BERKELEY HEIGHTS, New Jersey (NJ), 07922
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Person resigned as Chief Executive Officer of the Issuer effective as of April 2, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares owned by the Reporting Person is based upon 1,583,965 shares of Common Stock outstanding as of July 10, 2025, as reported in the Issuer's Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission on July 30, 2025.

As of the close of business on August 1, 2025, the Reporting Person beneficially owned 129,629 Shares.

Percentage: Approximately 8.18%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 129,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 129,629
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in more detail in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The number Shares owned by the Reporting Person in this Amendment No. 1 is reflective of a 1-for-15 reverse stock split effected by the Issuer on July 7, 2025 (the "Reverse Stock Split").

On February 26, 2025, the Reporting Person (i) converted his shares of Preferred Stock into Shares of common stock of the Issuer pursuant to the conversion terms set forth above and (ii) sold 194,628,820 shares of Common Stock to a third party investor in a private transaction (the "February Sale"). Due to a ministerial error, the original Schedule 13D filed by the Reporting Person on February 28, 2025 inadvertently reported that the Reporting Person retained a total of 354,738 shares of Series D Preferred Stock following the February Sale, which had already been converted into 162,588 shares of Common Stock (after giving effect to the Reverse Stock Split) as of such date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in the Securities

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (08/04/2025)